UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 30)
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION

(Name of Issuer)
COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)
09067K106

(CUSIP Number)

William J. Braithwaite	Marc S. Dreier
Stikeman Elliott LLP	Dreier LLP
Suite 5300, 199 Bay Street	499 Park Avenue
Toronto, Ontario M5L 1B9	New York, New York 10022
(416) 869-5500	(212) 328-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		16,867,038

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,867,038

WITH	10	SHARED DISPOSITIVE

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,057,534

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 30 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008, Amendment No. 27 relating to the event date of May 8, 2008, Amendment No. 28 relating to the event date of June 2, 2008 and Amendment No. 29 relating to the event date of June 25, 2008 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 30, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 of the Schedule 13D is hereby amended by adding the following thereto:
     On July 16, 2008, the Ontario Superior Court of Justice denied an application brought by the Company for an order validating the election of its Board of Directors at the Meeting and determined that the Meeting had to be reconvened in order to allow for the election of directors at a meeting complying with corporate law and the Company’s by-laws. On July 28, 2008, the Concerned Shareholders announced that they do not intend to contest the election of directors at the Meeting currently scheduled by the Company to be reconvened on August 8, 2008.
      Mr. Melnyk reserves his right to modify his plans described in this Item 4, including the possibility of joining with a partner or partners to acquire the remaining shares of the Company, selling all or a portion of his current shares of Common Stock to a third party, continuing to hold his shares for investment, taking any of the other actions listed in Items 4 (a)-(j) of Schedule 13D, or doing nothing.
     Items 5(c) and (d) of Amendment No. 30 are incorporated by reference into this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)(i) and (v) of the Schedule 13D are hereby amended and restated in their entirety as follows:
      (i) As of July 29, 2008, Mr. Melnyk beneficially owned 17,057,534 shares of Common Stock, consisting of 16,085,758 shares owned by EM Holdings B.V., 60,000 shares owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), 450,100 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk and 176,080 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 10.6% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
     (v) In the aggregate, the shares of Common Stock described in subparagraphs (i) and (iii) above constitute approximately 16.4% of the Common Stock outstanding as of July 29, 2008.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
      Mr. Melnyk entered into separate letter loan agreements with each of Kenneth C. Cancellara, Brian H. Crombie, Kenneth Howling and John R. Miszuk (each, a “Vendor”), each dated as of December 31, 2003 (collectively, the “Loan Agreements”), pursuant to which Mr. Melnyk advanced to each Vendor a loan (each, a “Loan” and collectively, the “Loans”). Each Loan was secured by a pledge of 44,020 shares of Common Stock by each of the Vendors pursuant to separate securities pledge agreements between Mr. Melnyk and each of the Vendors, dated as of December 31, 2003, each as amended by amending agreements dated December 30, 2005, February 15, 2006, August 15, 2006, September 15, 2006, December 15, 2006, December 15, 2007 and January 31, 2008 (collectively as amended, the “Securities Pledge Agreements”). The Loans became due and payable on May 31, 2008 and Mr. Melnyk currently has the right to (i) vote the pledged shares, (ii) receive all cash dividends on the pledged shares and (ii) enforce his security interest under the Securities Pledge Agreements and Loan Agreements.
      On July 28, 2008, Mr. Melnyk sold in open market transactions an aggregate of 1,290,088 shares of Common Stock at an average price per share of approximately US$10.1706 for an aggregate consideration of US$13,120,953. On July 29, 2008, Mr. Melnyk sold in open market transactions an aggregate of 484,154 shares of Common Stock at an average price per share of approximately US$10.0775 for an aggregate consideration of US$4,879,040.
Item 5(d) of the Schedule 13D is hereby amended by adding the following thereto:
     In connection with the sixth amendment to the existing amended and restated credit agreement between Mr. Melnyk and the Bank, the Revolving Credit Facility will be reduced by US$37.8 million.
     In connection with the Revolving Credit Facility, Mr. Melnyk and EM Holdings BV have previously entered into pledge agreements pursuant to which an aggregate of 17,920,000 shares of Common Stock (the “Pledged Shares”) are currently pledged to the Bank as collateral security for advances made by the Bank under the Revolving Credit Facility.

     Pursuant to the terms of the amended credit agreement and certain agreements entered into in connection therewith, under certain conditions, the Bank has the right to direct the sale of the Pledged Shares and the proceeds from such a sale.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended by adding the following thereto:
     Items 5(c) and (d) of Amendment No. 30 are incorporated by reference into this Item 6.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2008	/s/ Eugene Melnyk
Eugene Melnyk